Atento Reports Fiscal 2019 Third Quarter Results

Transformation Plan gaining traction with strong Multisector growth and profitability improvement QoQ and YoY

Strong 9.4% Multisector growth YoY drove a 3.0% consolidated revenue expansion

•   Multisector revenue growth across all regions. Shares of Multisector  up 2.4 p.p. YTD to 63.7% of total

•   Revenue expansion driven by fast-growing verticals: born-digital companies, healthcare providers and retailers

EBITDA and profitability improvement fueled by better revenue mix and stricter cost control

•   Run rate EBITDA increased 5.2% YoY

•   Run rate EBITDA margin expanded 120 bps QoQ and 20 bps YoY

FCF Before Interest and Acquisition funding transformation plan and share buyback program

•   3.0 million shares repurchased in Q3 for $7.2 million

•   Higher one-off working capital uses in the quarter related to specific contract renegotiation, already normalized in Q4

•   Lower EBITDA that included extraordinary items related to transformation plan

NEW YORK, November 13, 2019 -- Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its third quarter 2019 operating and financial results. All comparisons in this announcement are year-over-year (YoY) and in constant-currency (CCY), unless noted otherwise, and may differ from the 6-K due to certain intra-group eliminations.

Summary

($ in millions except EPS)	Q3 2019	Q3 2018	CCY Growth	YTD 2019	YTD 2018	CCY Growth
Income Statement
Revenue	412.3	432.6	3.0%	1,290.1	1,396.4	2.6%
EBITDA (1)	48.1	46.9	4.7%	132.7	145.8	-0.6%
EBITDA Margin	11.7%	10.9%	0.8p.p.	10.3%	10.4%	-0.2p.p.
Net Income (2)	1.3	3.1	n.m.	(51.1)	5.4	n.m.
Recurring Net Income (2)	2.1	18.4	n.m.	(4.1)	40.5	n.m.
Earnings Per Share (2)	0.02	0.04	n.m.	(0.69)	0.07	n.m.
Recurring Earnings Per Share (2)	0.03	0.25	n.m.	(0.06)	0.55	n.m.
Cash flow, Debt and Leverage
Free Cash Flow (3)	22.6	36.7		8.7	43.7
Cash and Cash Equivalents	105.5	97.7
Net Debt	564.9	360.2
Leverage (x)	3.3	1.8

(1)      EBITDA is defined as profit/ (loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/ (loss) for the year/period from continuing operations.

(2)      Reported Net Income and Earnings per Share and Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Earnings per Share refer only to continuing operations. Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,601,478 and 72,139,539 for the three months ended in September 30, 2018 and 2019, respectively. 73,885,474 and 73,532,509, as of for the nine months ended September 30, 2018 and 2019

(3)      We define Free Cash Flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses.

Message from the CEO and CFO

Carlos López-Abadia, Atento´s Chief Executive Officer, commented, “We are pleased with our third quarter results, highlighted by a robust multisector revenue growth across all regions and the continued sequential EBITDA margin expansion. It demonstrates that our three horizon plan is gaining traction and reinforces the confidence in our strategy to lead the next generation customer experience in the regions we operate in. The recent appointments of Jose Antonio de Souza Azevedo as Chief Financial Officer and Gustavo Tasner as Chief Operating Officer have significantly strengthened our ability to continue executing against our strategic priorities to significantly improve long-term growth, profitability and shareholder value. I look forward to sharing more details about our market opportunity and growth plan during our Investor Day on November 18th.”

Third Quarter Consolidated Operating Results

Consolidated revenue increased 3.0% to $412.3 million in the third quarter of 2019, with Multisector sales up 9.4% reflecting growth in all regions, partially offset by lower Telefónica revenue. On a regional basis, Brazil revenue was essentially flat compared to the third quarter of 2018, while Americas revenue increased 9.6% and EMEA sales decreased 2.2%.

For the nine months ended September 30, 2019, consolidated revenue increased 2.6% to $1,290.1 million, with Multisector sales up 6.5%. By region, Brazil revenue grew 3.2%, while Americas and EMEA revenues increased 2.3% and 3.1%, respectively.

Total Multisector revenue increased 9.4% in the third quarter of 2019, and 6.5% YTD, further diversifying Atento’s revenue stream and reaching 63.7% of total sales for the first nine months of the year. Multisector revenue growth in the third quarter of 2019 was fueled by a 3.7% increase in Brazil, 18.6% growth in the Americas, and 15.1% growth in EMEA. On a sequential basis, total Multisector revenue increased 3.5%.

Revenue from Telefónica declined 7.3% in the third quarter of 2019 due to a decrease of 8.6% in Brazil, 3.1% in the Americas and 13.9% in EMEA. For the first nine months of 2019, revenues from Telefónica decreased 3.7%.

In the third quarter of 2019, reported EBITDA increased 4.7% YoY to $48.1 million and includes a $10.6 million positive effect related to IFRS 16 and a negative $4.5 million impact from extraordinary items related to the transformation plan. EBITDA margin was 11.7%, a 0.8 p.p. increase on a YoY basis. Excluding the effects of IFRS 16 and extraordinary items, normalized EBITDA grew 5.2% YoY, with the transformation plan gaining traction. Normalized EBITDA margin was 10.2%, an improvement of 1.2 p.p. QoQ and 0.2 p.p. YoY, with Brazil, the Americas and EMEA at 12.0%, 12.4% and 7.6%, respectively.

Reported EBITDA on a nine-month YTD basis decreased 0.6% to $132.7 million and includes a $40.2 million positive effect related to IFRS 16 and a negative $25.9 million impact from extraordinary items.

Earnings per share was $0.02 in the third quarter of 2019, with recurring EPS of $0.03. When also excluding the negative $4.5 million of extraordinary items, recurring EPS was positive $0.10.

Adjusted earnings, adjusted EBITDA and adjusted earnings per share are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segment Reporting

($ in millions)	Q3 2019	Q3 2018	CCY growth	YTD 2019	YTD 2018	CCY growth
Brazil Region
Revenue	203.8	204.4	0.1%	632.5	664.5	3.2%
Adjusted EBITDA	27.7	24.3	14.2%	82.0	69.8	27.3%
Adjusted EBITDA Margin	13.6%	11.9%	1.7 p.p	13.0%	10.5%	2.5p.p.
Operating Income/(loss)	(4.4)	1.4	N.M.	(13.3)	(2.7)	N.M.
Americas Region
Revenue	159.6	174.1	9.6%	493.1	558.2	2.3%
Adjusted EBITDA	17.5	19.7	-3.8%	50.2	66.8	-16.6%
Adjusted EBITDA Margin	11.0%	11.3%	-0.4p.p.	10.2%	12.0%	-1.9p.p.
Operating Income/(loss)	(1.8)	(2.8)	N.M	(9.2)	6.7	N.M.
EMEA Region
Revenue	52.1	55.7	-2.2%	175.4	181.0	3.1%
Adjusted EBITDA	5.9	5.7	9.1%	17.8	16.7	13.2%
Adjusted EBITDA Margin	11.4%	10.3%	1.1p.p.	10.1%	9.2%	0.9p.p.
Operating Income/(loss)	0.0	0.7	-117.5%	0.1	1.5	-94.7%

Brazil

Atento’s flagship operation generated revenue of $203.8 million in the third quarter of 2019, essentially flat YoY, with a 3.7% increase in Multisector revenue and offset by decreased Telefónica revenues. For the nine months ended September 30, 2019, revenue increased 3.2% to $632.5 million, with Multisector. sales up 6.5% and expanding 2.2 p.p. to 71.6% of total revenue in Brazil. Multisector revenue growth in Q3 and YTD was driven by higher volumes in existing contracts and kick -in of new contracts with born-digital and healthcare companies. Revenue from Telefónica decreased 8.6% in the third quarter of 2019 and 4.1% YTD and represented 28.4% of total revenue in Brazil in the first nine months of 2019.

Reported Adjusted EBITDA was $27.7 million, representing 13.6% adjusted EBITDA margin in Q3, up from 11.9% in the prior year’s third quarter. Excluding the effects of IFRS 16 and extraordinary items, normalized Adjusted EBITDA margin was 12.0% in Q3 2019, up 0.1 p.p. YoY. On a sequential basis, normalized Adjusted EBITDA margin increased 0.5 p.p. reflecting positive impacts of new revenue with better profitability from programs with born-digital companies.  For the nine months ended September 30, 2019, reported Adjusted EBITDA was $82.0 million, representing a 13.0% margin.

Americas Region

Third quarter 2019 revenue in the Americas region increased 9.6% YoY to $159.6 million, with Multisector growth accelerating to 18.6% YoY.  Multisector revenue growth in the third quarter was primarily driven by higher volumes from new contracts in Mexico and Colombia. For the nine months ended September 30, 2019, revenue in the Americas region increased 2.3% to $493.1 million, with Multisector revenue up 6.9%. The mix of Multisector revenue in the Americas was 62.0% of total regional revenue for the nine months ended September 30, 2019, a 2.8 p.p. increase versus the prior year’s period. Telefónica revenues decreased 3.1% in Q3 and 4.4% YTD, mainly due to lower volumes in Peru and Chile.

Reported Adjusted EBITDA in the third quarter was $17.5 million, with the adjusted EBITDA margin declining modestly by 0.4 p.p. YoY to 11.0%. For the nine months ended September 30, 2019, Adjusted EBITDA in the Americas was $49.8 million, compared with $66.8 million in the prior year. Excluding the effects of IFRS 16 and extraordinary items, normalized Adjusted EBITDA margin was 12.4% in the third quarter, an increase of 3.1 p.p. YoY. This increase was primarily due to better profitability from Multisector customers, mainly in Colombia, partially offset by lower Telefónica volumes in Peru and Chile.

EMEA Region

Revenue in the EMEA region declined 2.2% in the third quarter of 2019 to $52.1 million. Third quarter EMEA revenue performance reflects 15.1% growth YoY in Multisector sales driven by higher volumes mainly in the utilities sector and with new contracts with existing customers, offset by a 13.9% decline in revenue from Telefónica, on unusual volume decline, which is not expected to continue. For the nine months ended September 30, 2019, EMEA revenue increased 3.1% to $175.4 million primarily driven by 10.5% growth in Multisector sales, partially offset by a 1.7% decrease in revenue from Telefónica. As a percentage of total sales in the region, YTD Multisector revenues increased 2.8 p.p. to 42.2%.

Reported Adjusted EBITDA for the EMEA region was $5.9 million in the third quarter, an increase of 9.1%, with the corresponding margin at 11.4%. For the nine months ended September 30, 2019, adjusted EBITDA was $17.8 million, up 13.2% YoY. Excluding the effect of IFRS 16 and extraordinary items, normalized Adjusted EBITDA margin was 7.6% in the third quarter of 2019, compared with 10.3% in the prior year period, reflecting the ramp-up of newly acquired contracts with multisector clients and the unusually low volume at Telefónica.

Cash Flow and Capital Structure

During the third quarter, free cash flow before interest and acquisitions totaled $22.6 million, compared with $24.6 million in the second quarter of 2019 and $36.7 million in the third quarter of 2018. Third quarter 2019 cash flow before interest and acquisitions was impacted by higher one-off working capital uses from a specific contract renegotiation, already normalized in Q4, as well as lower EBITDA, which includes the negative impact of extraordinary items related to operational improvements under the transformation plan. For the nine months ended September 30, 2019 cash flow before interest and acquisitions was $8.7 million, compared with $43.7 million for the corresponding nine months last year, with the decline mainly reflecting the same factors that impacted third quarter 2019.

Cash capex totaled 2.6% of revenue for the nine months ended September 30, 2019, tracking below the corresponding annual guidance of 3.5% to 4.5% of revenue, as company re-evaluates priorities under the transformation plan.

At September 30, 2019, Atento held cash and cash equivalents of $105.5 million, which combined with approximately $95.0 million in revolving credit facilities (out of approximately $90.0 million were undrawn), represented total liquidity of approximately $200 million.

Atento's net debt was $419.8 million, excluding the $145.1 million effect of IFRS 16, or $564.9 million under IFRS 16. Reported net leverage was 3.3x, or 2.5x when excluding the effects of IFRS 16 and extraordinary items.

Conference Call

The Company will host a conference call and webcast on Thursday, November 14, 2019 at 10:00 am ET to discuss its financial results. The conference call can be accessed by dialing: +1 (877) 407-3982 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 493-6780 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The live webcast of the conference call will be available on Atento's Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

Atento 2019 Investor Day: Leading Next Generation CX

The Company will host an Investor Day on Monday, November 18, 2019. Presenting will be Carlos Lope-Abadia, CEO and Jose Azevedo, CFO, amongst other members of the global leadership team. Discussion topics will include the Company´s business strategy, current industry trends, new developments and growth initiatives.

ATENTO

LEADING NEXT GENERATION CX

INVESTOR DAY'19

Monday, November 18, 2019
12:00 pm to 5:00 pm
MEET on Broadway
1700 Broadway, 11th Floor,
New York, NY 10017

ATENTO 2019 INVESTOR DAY

Leading Next Generation CX

We are delighted to invite you to our **Atento Investor Day on November 18, 2019** at MEET on Broadway in New York City.

Presenting will be Carlos López-Abadía, Chief Executive Officer, José Azevedo, Chief Financial Officer-elect, and other members of the global leadership team.

Discussion topics will include the Company's business strategy, current industry trends, new developments and growth initiatives. See and experience the digital innovations leading Atento's customers to win in the Customer Experience and BPO markets at our Showcase.

Lunch and registration start at 12:00 pm followed by *presentations at 12:30 pm.*

Pre-registration is open to the investment community and required by **Monday, November 11, 2019**. We appreciate your early registration.

Agenda:

12:00 p.m.: Lunch and Registration
12:30 – 4:00 p.m.: Management Presentations and Q&A
4:00 p.m. – 5:00 p.m.: Digital Showcase and Cocktail

MEET on Broadway
1700 Broadway, 11th Floor, New York, NY 10017

Should you have any question, please contact us:

ATENTO INVESTOR RELATIONS
Fernando Schneider
+55 11 3779 8119
fernando.schneider@atento.com

INSPIR GROUP
Cinthya Werner
+1 646-940-8843
atentoday@inspirgroup.com

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) solutions in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year. For more information visit www.atento.com

Investor Relations
Shay Chor
+ 55 11 3293-5926
shay.chor@atento.com

Fernando Schneider

+ 55 11 3779-8119

fernando.schneider@atento.com

Media Relations
Maite Cordero
+ 34 91 740 74 47
atento.media@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento's highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento's ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento's clients; the non-exclusive nature of Atento's client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento's businesses; Atento's ability to protect its proprietary information or technology; service interruptions to Atento's data and operation centers; Atento's ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento's ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento's ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento's ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento's ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento's lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in the Form 6-K.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2018	2019	2018	2019
	(unaudited)

(Loss)/profit from continuing operations	3.1	1.3	5.4	(51.1)
Net finance expense	18.3	13.8	59.8	50.2
Income tax expense (a)	3.8	2.3	8.9	34.2
Depreciation and amortization	21.8	30.8	71.7	99.4
EBITDA (non-GAAP) (unaudited)	46.9	48.1	145.8	132.7
Adjusted EBITDA (non-GAAP) (unaudited)	46.9	48.1	145.8	132.7

(*)              For the three months ended September 30, 2019, the EBITDA was positively impacted in $10.6 million due to the first application of IFRS 16. Excluding IFRS 16 impact, three months ended September 30, 2019 EBITDA was $37.6 million. Depreciation and finance costs were negatively impacted in $9.5 million and $3.8 million respectively due to the application of the IFRS 16. For the nine months ended September 30, 2019, the EBITDA was positively impacted in $40.3 million due to the first application of IFRS 16. Excluding IFRS 16 impact, the nine months ended September 30, 2019 EBITDA was $92.5 million. Depreciation and finance costs were negatively impacted in $32.4 million and $13.0 million respectively due to the application of the IFRS 16.

 (a)   In first quarter of 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

       Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2018	2019	2018	2019
	(unaudited)
(Loss)/profit from continuing operations	3.1	1.3	5.4	(51.1)
Amortization of acquisition related intangible assets (a)	5.1	3.7	16.1	15.1
Change in fair value of financial instruments (b)	5.9	-	-	-
Net foreign exchange gain/(loss)	9.3	(1.0)	31.1	2.1
Tax effect (c)	(4.6)	(1.3)	(10.7)	30.3
Other	-	(0.6)	-	-
Total of add-backs (*)	15.7	0.8	36.5	47.5
Adjusted Earnings (non-GAAP) (unaudited)	18.7	2.0	41.9	(3.5)
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.25	0.03	0.57	(0.05)
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	18.4	2.0	40.5	(4.1)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.25	0.03	0.55	(0.06)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

a) Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

b) Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

c) The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the three months ended September 30, 2018 and 2019, the effective tax rate after moving non-recurring items was 31.0% and 61.7%, respectively. For the nine months ended September 30, 2018 and 2019, the effective tax rate after moving non-recurring items is 31.9% and 1012,7%, respectively.

In first quarter of 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million.

 (**) Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,601,478 and 72,139,539 for the three months ended in September 30, 2018 and 2019, respectively. 73,885,474 and 73.532.509, as of for the nine months ended September 30, 2018 and 2019.

Financing Arrangements

Net debt with third parties as of September 30, 2018 and 2019 is as follow:

	As of September 30,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2018	2019
	(unaudited)
Cash and cash equivalents	97.7	105.5
Debt:
Senior Secured Notes	393.3	493.5
Brazilian Debentures	16.2	-
BNDES	27.9	1.2
Financial Lease Payables (3)	6.2	148.2
Other Borrowings	14.3	27.5
Total Debt	458.0	670.4
Net Debt with third parties (1) (unaudited)	360.2	564.8
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	200.9	171.7
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.8x	3.3x

1. In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

2. Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. Excluding IFRS 16 and extraordinary items, the Net Debt is $419.8 million and EBITDA LTM $167.4 million, so leverage was 2,5x.

3. Consider the impact in September 30, 2019 of application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $145.1 million and $3.1 million of other financial leases.

Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended September 30,		Change (%)	Change excluding FX (%)	For the nine months ended September 30,		Change (%)	Change excluding FX (%)
	2018	2019			2018	2019
	(unaudited)				(unaudited)
Revenue	432.6	412.3	(4.7)	3.0	1,396.4	1,290.1	(7.6)	2.6
Other operating income	7.2	8.2	13.3	13.7	15.1	9.6	(36.3)	(35.8)
Operating expenses:
Supplies	(19.5)	(17.4)	(10.8)	(6.6)	(54.2)	(49.3)	(9.1)	(2.6)
Employee benefit expenses	(321.5)	(312.7)	(2.7)	5.9	(1,046.3)	(986.7)	(5.7)	5.1
Depreciation (2)	(12.3)	(17.8)	44.5	50.5	(31.8)	(59.4)	86.9	101.6
Amortization	(9.4)	(13.1)	39.0	45.0	(39.8)	(39.9)	0.3	8.7
Changes in trade provisions	(0.3)	(1.9)	N.M.	N.M.	(0.4)	(3.4)	N.M.	N.M.
Other operating expenses (3)	(51.5)	(40.3)	(21.8)	(14.9)	(164.8)	(127.6)	(22.6)	(13.7)
Total operating expenses	(414.7)	(403.1)	(2.8)	5.4	(1,337.4)	(1,266.4)	(5.3)	5.2
Operating profit	25.2	17.3	(31.2)	(32.0)	74.1	33.3	(55.0)	(52.0)
Finance income (4)	0.8	0.2	(80.1)	(80.3)	2.2	4.6	109.3	128.8
Finance costs (5)	(3.9)	(15.0)	N.M.	N.M.	(30.9)	(52.7)	70.5	85.2
Change in fair value of financial instruments	(5.9)	-	(100.0)	(100.0)	-	-	N.M.	N.M.
Net foreign exchange loss	(9.3)	1.0	(111.2)	(114.2)	(31.1)	(2.1)	(93.1)	(91.0)
Net finance expense	(18.3)	(13.8)	(24.8)	(3.6)	(59.8)	(50.2)	(16.0)	(0.3)
Profit before income tax	6.9	3.5	(48.3)	(80.8)	14.3	(16.9)	N.M.	N.M.
Income tax (expense)/benefit	(3.8)	(2.3)	(39.9)	(51.8)	(8.9)	(34.2)	N.M.	N.M.
(Loss)/profit for the period	3.1	1.3	(59.2)	(105.2)	5.4	(51.1)	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	2.7	1.3	(53.1)	(104.3)	4.0	(51.7)	N.M.	N.M.
Non-controlling interest	0.4	-	(100.0)	(100.0)	1.5	0.6	(59.1)	N.M.
(Loss)/profit for the period	3.1	1.3	(59.2)	(105.2)	5.4	(51.1)	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	46.9	48.1	2.7	4.7	145.8	132.7	(9.0)	(0.6)
Adjusted EBITDA (1) (unaudited)	46.9	48.1	2.7	4.7	145.8	132.7	(9.0)	(0.6)

(1)              For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(2)              Due to the initial application of IFRS 16 the depreciation was negatively impacted in $9.5 million and $32.4 million for three months and nine months ended in September 30, 2019, respectively.

(3)              Due to the initial application of IFRS 16 the other operating costs was positive impacted in $10.6 million and $40.2 million for three months and nine months ended in September 30, 2019, respectively.

(4)              For the three months and nine months ended in September 30, 2019 contains an impact of $1.3 million and $1.2 million due to the application of the IAS 29 - Financial Reporting in Hyperinflationary Economies and related impacts under the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates for Argentina, respectively.

(5)              Due to the initial application of IFRS 16 the finance costs were negatively impacted in $3.8 million and $13.0 million for the three and nine months ended, respectively.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Three and Nine Months Ended September 30, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended September 30,		Change (%)	Change Excluding FX (%)	For the nine months ended September 30,		Change (%)	Change Excluding FX (%)
	2018	2019			2018	2019
	(unaudited)
Revenue:
Brazil	204.4	203.8	(0.3)	0.1	664.5	632.5	(4.8)	3.2
Americas	174.1	159.6	(8.3)	9.6	558.2	493.1	(11.7)	2.3
EMEA	55.7	52.1	(6.5)	(2.2)	181.0	175.4	(3.1)	3.1
Other and eliminations (1)	(1.5)	(3.2)	113.9	127.0	(7.3)	(10.9)	49.3	57.0
Total revenue	432.6	412.3	(4.7)	3.0	1,396.4	1,290.1	(7.6)	2.6
Operating expenses:
Brazil	(196.0)	(196.5)	0.2	0.6	(645.2)	(616.3)	(4.5)	3.6
Americas	(172.8)	(155.8)	(9.9)	8.0	(540.8)	(485.7)	(10.2)	4.1
EMEA	(54.5)	(58.2)	6.7	11.7	(177.9)	(179.6)	1.0	7.4
Other and eliminations (1)	8.7	7.3	(16.1)	(17.8)	26.5	15.3	(42.2)	(38.6)
Total operating expenses	(414.7)	(403.1)	(2.8)	5.4	(1,337.4)	(1,266.4)	(5.3)	5.2
Operating profit/(loss):
Brazil	10.9	7.6	(29.8)	(29.6)	22.0	16.6	(24.5)	(19.0)
Americas	5.7	4.1	(28.5)	(29.5)	29.2	8.1	(72.1)	(71.4)
EMEA	1.5	1.4	(3.8)	(1.3)	3.8	4.0	5.9	12.9
Other and eliminations (1)	7.1	4.2	(41.2)	(43.3)	19.2	4.6	(76.2)	(74.5)
Total operating profit	25.2	17.3	(31.2)	(32.0)	74.1	33.3	(55.0)	(52.0)
Net finance expense:
Brazil	(8.4)	(15.1)	79.4	80.6	(26.7)	(36.0)	34.7	46.2
Americas	(7.9)	(4.9)	(37.3)	16.2	(18.3)	(14.5)	(20.6)	26.1
EMEA	(0.7)	-	(100.6)	(100.6)	(1.7)	(0.8)	(51.9)	(48.1)
Other and eliminations (1)	(1.3)	6.3	N.M.	N.M.	(13.2)	1.1	(108.3)	(108.4)
Total net finance expense	(18.3)	(13.8)	(24.8)	(3.6)	(59.8)	(50.2)	(16.0)	(0.4)
Income tax benefit/(expense):
Brazil	(1.1)	3.1	N.M.	N.M.	2.0	6.1	N.M.	N.M.
Americas	(0.7)	(1.0)	44.5	(36.4)	(4.3)	(2.8)	(35.6)	(47.2)
EMEA	-	(1.5)	N.M.	N.M.	(0.6)	(3.1)	N.M.	N.M.
Other and eliminations (1)(3)	(2.0)	(2.8)	40.7	46.4	(6.0)	(34.3)	N.M.	N.M.
Total income tax (expense)/benefit	(3.8)	(2.3)	(39.9)	(51.8)	(8.9)	(34.2)	N.M.	N.M.
Profit/(loss) for the period:
Brazil	1.4	(4.4)	N.M.	N.M.	(2.7)	(13.3)	N.M.	N.M.
Americas	(2.8)	(1.8)	(34.6)	149.3	6.7	(9.2)	N.M.	N.M.
EMEA	0.7	(0.1)	(118.5)	(117.5)	1.5	0.1	(95.0)	(94.7)
Other and eliminations (1)	3.8	7.7	101.6	81.7	-	(28.7)	N.M.	N.M.
(Loss)/profit for the period	3.1	1.3	(59.2)	(105.2)	5.4	(51.1)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	2.7	1.3	(53.1)	(78.8)	4.0	(51.7)	N.M.	N.M.
Non-controlling interest	0.4	-	(100.0)	(100.0)	1.5	0.6	(59.1)	N.M.
Other financial data:
EBITDA (2):
Brazil	22.2	23.9	7.6	7.9	59.6	70.2	17.7	27.3
Americas	13.7	15.3	11.6	20.5	55.2	43.5	(21.2)	(11.9)
EMEA	3.8	4.7	24.0	29.5	11.2	13.9	24.1	32.1
Other and eliminations (1)	7.2	4.3	(41.0)	(43.2)	19.8	5.1	(74.0)	(72.2)
Total EBITDA (unaudited)	46.9	48.1	2.7	4.7	145.8	132.7	(9.0)	(0.6)
Adjusted EBITDA (2):
Brazil	24.3	27.7	13.8	14.2	69.8	82.0	17.4	27.3
Americas	19.7	17.5	(11.2)	(3.8)	66.8	49.8	(25.4)	(16.6)
EMEA	5.7	5.9	4.3	9.1	16.7	17.8	6.3	13.1
Other and eliminations (1)	(2.8)	(3.0)	5.7	58.6	(7.5)	(16.8)	124.2	N.M.
Total Adjusted EBITDA (unaudited)	46.9	48.1	2.7	4.7	145.8	132.7	(9.0)	(0.6)

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2)    For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

N.M. means not meaningful

(3)    In first quarter 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and September 30, 2019
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	September 30,
		2018	2019
		(audited)	(unaudited)

NON-CURRENT ASSETS		716,886	747,287

Intangible assets		211,202	164,517
Goodwill		154,989	135,733
Property, plant and equipment		123,940	255,267
Non-current financial assets		95,531	85,815
Trade and other receivables	10	19,148	19,836
Other non-current financial assets	10	65,070	54,018
Derivative financial instruments	11	11,313	11,963
Other taxes receivable		6,061	5,683
Deferred tax assets		125,163	100,272

CURRENT ASSETS		496,467	549,094

Trade and other receivables		342,075	412,725
Trade and other receivables	10	315,654	385,456
Current income tax receivable		26,421	27,269
Derivative financial instruments	11	-	19
Other taxes receivable		19,975	29,764
Other current financial assets	10	891	1,051
Cash and cash equivalents	10	133,526	105,535

TOTAL ASSETS		1,213,353	1,296,381

The accompanying notes are an integral part of the interim condensed consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and September 30, 2019
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	September 30,
		2018	2019
		(audited)	(unaudited)

TOTAL EQUITY		340,092	230,773
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		8,541	-
OWNERS OF THE PARENT COMPANY		331,551	230,773

Share capital	9	49	49
Reserve for acquisition of non-controlling interest	9	(23,531)	-
Share premium		615,288	619,461
Treasury shares	9	(8,178)	(15,960)
Retained losses		(16,325)	(81,511)
Translation differences		(257,122)	(295,473)
Hedge accounting effects	11	8,404	(6,811)
Stock-based compensation		12,966	11,019
NON-CURRENT LIABILITIES		528,869	685,009

Deferred tax liabilities		30,221	20,562
Debt with third parties	11	408,426	596,188
Derivative financial instruments	11	682	916
Provisions and contingencies	12	51,174	51,126
Non-trade payables		14,391	13,437
Option for the acquisition of non-controlling interest		20,830	-
Other taxes payable		3,145	2,779

CURRENT LIABILITIES		344,392	380,599

Debt with third parties	11	51,342	74,184
Derivative financial instruments	11	-	-
Trade and other payables		274,000	285,643
Trade payables		76,912	67,601
Income tax payables		10,615	10,308
Other taxes payables		78,511	87,124
Other non-trade payables		107,962	120,610
Provisions and contingencies	12	19,050	20,772
TOTAL EQUITY AND LIABILITIES		1,213,353	1,296,381

The accompanying notes are an integral part of the interim condensed consolidated financial information.

Free Cash Flow

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2019	2018	2019	2018
	(unaudited) (***)		(unaudited) (***)
Operating Cash Flow (1)	36.2	48.5	59.8	94.7
Cash Capex (2)	-10.6	-9.6	-33.8	-38.8
Income Tax Paid	-2.9	-2.2	-17.3	-12.7
Free Cash Flow before interest and acquisitions	22.6	36.7	8.7	43.7
Acquisitions	0.0	-0.0	-14.9	-0.0
Net Financial Expenses (3)	-21.1	-18.4	-44.1	-44.6
Free Cash Flow (FCF)	1.5	18.3	-50.3	-1.0

(1)          We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.

(2)          Does not consider acquisitions

(3)          Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Therefore, settlement of hedging instruments will impact Q1 and Q3 Net Financial Expenses cashflow of each year.